UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No     X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in accordance with the provisions of the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Further to the Inside Information published on May 9, 2024 with registration number (CNMV) 2241, in relation to the voluntary tender offer (the “Offer”) launched by BBVA for the entire share capital of Banco de Sabadell, S.A. (“Banco Sabadell”), BBVA informs that, as of today, it has received the decision of non-opposition from the European Central Bank to BBVA’s taking control of Banco Sabadell, as a result of the Offer.

The above referred non-opposition is required by the Spanish National Securities Market Commission (CNMV) to authorize the Offer, in accordance with the provisions of article 26.2 of Royal Decree 1066/2007, July 27, on the rules governing tender offers.

Madrid, September 5, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: September 5, 2024	By: /s/ Victoria del Castillo Marchese

Name: Victoria del Castillo Marchese

Title: Global Head of Strategy & M&A